Exhibit 99.1

Cable and Wireless plc

Additional Information on Operating Lease Commitments

Cable and Wireless plc announced its results for the six months ended 30 September 2002 on 13 November 2002. The published results included a note regarding the Group’s property and lease commitments. See “Property and other lease commitments” on page 24 of the Results Announcement (the “Note”).

This announcement (18 November 2002) provides additional information regarding these lease commitments, both before and after the implementation of the restructuring of Cable & Wireless Global (“Global”) which was also announced on 13 November 2002.

Below is an analysis of the impact of the Global restructuring which shows future lease payments in the Group’s ongoing businesses of £1.4 bn, the majority of which is in the UK. The table illustrates the future lease payments as if they were payable immediately. However, in practice, the leases are in respect of the Group’s ongoing businesses and are payable over a number of years. The Group’s profit and loss account reflects the annual payments in respect of these leases. The majority of the £1.4 bn of future lease payments in the ongoing businesses relates to property leases.

Total estimated full term cash gross lease payments (undiscounted)

	Total as at 30 Sept 2002	US Retail Voice & Data disposal*	Global restructuring announced 13 Nov 2002**	Ongoing businesses
	£bn	£bn	£bn	£bn

US	0.9	(0.1)	(0.4)	0.4
Continental Europe	0.1	–	(0.1)	–
UK	1.0	–	(0.2)	0.8
Japan	0.1	–	–	0.1

C&W Global	2.1	(0.1)	(0.7)	1.3
C&W Regional	0.1	–	–	0.1

Total	2.2	(0.1)	(0.7)	1.4

*	Represents the property and other lease costs component of the £200m cash costs announced on 18 September 2002.
**	Represents the property and other lease costs component of the £800m cash costs relating to the Global restructuring announced on 13 November 2002.

This information is unaudited and has no impact on the reported results of the Group.

The Note also referred to a £450m non-cash balance sheet provision. This accounting provision is for leases which are primarily in the US. The gross payments relating to these leases are included in the £2.2bn shown in the table above. The provision includes the effect of the US retail voice and data disposal but does not include any impact of the Global restructuring announced on 13 November. As a non-cash item it therefore does not affect the cash outflows in respect of the future lease payments set out in the table above.

The Note is reproduced below for ease of reference:

“The Group has previously reported total property and other lease commitments of £897m. In the course of the review of Cable & Wireless Global's business, a major review of its property portfolio is being conducted. This has identified that total operating lease commitments on all properties are currently estimated to be some £1,800m, of which about half is due after more than five years. Therefore, the Group's total property and other lease commitments are estimated to be in the region of £2,200m. The Group has provided against approximately £450m of these commitments. This information is provided for disclosure purposes only and has no impact on the reported results of the Group.”

Forward Looking Statements
This press release contains certain statements that are neither reported financial results nor other historical information. These statements are forward-looking statements within the meaning of the safe-harbour provisions of the U.S. federal securities laws. Because these forward-looking statements include risks and uncertainties, actual future results may differ materially from those expressed in or implied by the statements. Many of these risks and uncertainties relate to factors that are beyond Cable & Wireless’ ability to control or estimate precisely, such as future market conditions, currency fluctuation, the behaviour of other market participants, the actions of governmental regulators and other risk factors detailed in Cable & Wireless’ reports filed with the Securities and Exchange Commission. In particular, statements regarding the expected outcomes are subject to the risk that actual costs may be higher and to the general risks associated with the Company’s businesses, as described in its filings with the Securities and Exchange Commission, including Form 20-F for the year ended 31 March 2002 and subsequent Forms 6-K. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Cable & Wireless does not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of this press release.

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